UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No.   )

Snow Lake Resources Ltd.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

83336J208

(CUSIP Number)

Christopher Gerteisen

Suite 602, 566 St Kilda Road

Melbourne Victoria 3004 Australia

+61 3 9537 1238

with copy to:

Andrew Reilly

Rimon Law

Level 10, 20 Martin Place

Sydney, NSW 2000 Australia

andrew.reilly@rimonlaw.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 83336J208

(1)	Names of reporting persons: Nova Minerals Limited
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Australia

Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 6,600,000
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 6,600,000

(11)	Aggregate amount beneficially owned by each reporting person 6,600,000
(12)	Check if the aggregate amount in row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in row (11) 36.8%
(14)	Type of reporting person OO

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The Reporting Person (as defined in Item 2 herein) previously filed a statement on Schedule 13G on May 26, 2022 and an amendment thereto on May 27, 2022 (such Schedule 13G as amended, the “Schedule 13G”) with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 13d−1(d) promulgated under the Exchange Act to report the Reporting Person’s beneficial ownership of Common Shares (as defined in Item 1 herein) of the Issuer (as defined in Item 1 herein).

On October 23, 2022, the Reporting Person entered into a Support and Voting Agreement (the “Support and Voting Agreement”) with the Requisitioning Shareholders (as defined in Item 4 herein). The Support and Voting Agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference. As a result of entering into the Support and Voting Agreement, the Reporting Person and the Requisitioning Shareholders may be deemed to be a “group” pursuant to Rule 13d−5(b)(1) promulgated under the Exchange Act. As a result, the Reporting Person is filing this statement on Schedule 13D (this “Statement”).

The security interests reported in this Statement do not include security interests owned by the Requisitioning Shareholders. The Requisitioning Shareholders filed a statement on Schedule 13D on July 20, 2022 with the SEC to report their beneficial ownership of the Common Shares of the Issuer. It is the Reporting Person’s understanding that the Requisitioning Shareholders are filing a separate statement amending their Schedule 13D to report entering into the Support and Voting Agreement. This Statement only reports information on the Reporting Person identified in Item 1 of this Statement and, except as otherwise described in this Statement, does not report any information on the Requisitioning Shareholders.

Item 1. Security and Issuer.

This Statement relates to the Common Shares, no par value per share (the “Common Shares”), of Snow Lake Resources, Ltd., a Canadian corporation incorporated in the province of Manitoba (the “Issuer”). The principal executive office of the Issuer is located at 242 Hargrave Street, #1700, Winnipeg, Manitoba R3C 0V1 Canada.

Item 2. Identity and Background.

This Statement is being filed on behalf of Nova Minerals Limited, an Australian corporation limited by shares (the “Reporting Person”). The principal business address of the Reporting Person is Suite 602, 566 St Kilda Road, Melbourne Victoria 3004 Australia. The Reporting Person is an Australian corporation limited by shares. The Reporting Person is principally engaged in the business of exploration for and evaluation of mineral deposits.

The name, citizenship, business address, and present principal occupation or employment of each executive officer and member of the board of directors of the Reporting Person are set forth on Appendix A and are incorporated herein by reference. During the last five years, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any person listed on Appendix A has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Christopher Gerteisen, in his capacity as Chief Executive Officer of the Reporting Person, was reported in the Schedule 13G as sharing beneficial ownership of the Common Shares held by the Reporting Person, but disclaimed beneficial ownership thereof except to the extent of his pecuniary interest, if any. The Reporting Person acting through its executive officers and directors, not Mr. Gerteisen individually, has voting power and investment power with respect to the Common Shares held by the Reporting Person. As such, Mr. Gerteisen is not a reporting person in this Statement nor, except as otherwise described in this Statement, a beneficial owner of Common Shares for purposes of Regulation 13D-G promulgated under the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person incorporated and was the parent company of the Issuer. The Reporting Company originally acquired its Common Shares prior to the registration of the Common Shares of the Issuer under Section 12 of the Exchange Act. Such acquisition was pursuant to a Share Sale Agreement dated March 8, 2019 and an Amending Agreement thereto dated April 1, 2029 with the Issuer by which the Issuer acquired Thompson Bros (Lithium) Pty Ltd, formerly Manitoba Minerals Pty Ltd., a wholly owned subsidiary of the Reporting Person as part of a group restructuring.

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Item 4. Purpose of Transaction.

As the former parent company and largest shareholder of the Issuer, and being subject to a lock-up agreement described in Item 6 of this Statement, the Reporting Person actively monitors its investment in the Issuer, including with respect to potential dilution, performance of management, and the trading prices of the Common Shares. In so doing, the Issuer became aware of the public events described below between May 29, 2022 and September 27, 2022.

On May 29, 2022, Louie Simens, an Executive Director of the Reporting Person, resigned as Chairman of the board of directors of the Issuer.

On June 8, 2022, registered shareholders of the Issuer consisting of Deerhunter Investments Pty Ltd, an Australian corporation, Kushkush Investments Ply Ltd, an Australian corporation, M + T K PTY LTD, an Australian corporation, Delaware IR LLC, a Delaware limited liability company, Benjamin Abraham Fogelgarn, a natural person who is a citizen of Australia, Nikola Najdoski, a natural person who is a citizen of Australia, Yukor Mipoz Pty Ltd, an Australian corporation, and Ozzi Pty Ltd, an Australian corporation (together, the “Requisitioning Shareholders”) provided to the Issuer a shareholder meeting requisition notice (the “Requisition”) dated June 8, 2022 requesting that the directors of the Issuer call a meeting of the shareholders of the Issuer for the purpose of (a) removing all of the directors of the Issuer; (b) fixing the number of directors at six for the ensuing year; and (c) electing six nominee directors of the Requisitioning Shareholders (such summaries of (a), (b), and (c) together, the “Proposals”).

On June 29, 2022, the Issuer called a special meeting of shareholders to be held in conjunction with its annual meeting of shareholders on or about December 15, 2022 to consider the Proposals, among other business, raised by the Requisition.

The Requisition and the Issuer’s calling of a meeting of shareholders to be held on or about December 15, 2022 was disclosed by the Issuer in a report on Form 6-K submitted June 30, 2022 with the SEC.

On July 18, 2022, the Requisitioning Shareholders provided Notice of a Special Meeting of Shareholders (the “Notice”) to be held August 10, 2022. On July 20, 2022, the Requisitioning Shareholders filed their statement on Schedule 13D with the SEC.

On July 20, 2022, the Issuer announced that no special meeting of shareholders on August 10, 2022 would take place. Also on July 20, 2022, the Issuer filed an application with the Court of Queen’s Bench (Manitoba) (the “Court”) for a declaration that the Notice was null and void. In connection with such application, the Chief Executive Officer of the Issuer submitted an affidavit affirming that he did “not anticipate any major or unusual changes to [the Issuer’s] business, such as acquisitions, transactions, or financings outside the ordinary course of business, between [then] and December 15, 2022” (emphasis added).

The Notice by the Requisitioning Shareholders and the filing by the Issuer with the Court was disclosed by the Issuer in a report on Form 6-K submitted on July 21, 2022 with the SEC.

The Issuer disclosed in a report on Form 6-K submitted August 8, 2022 that the Court had invalidated the special meeting to be held August 10, 2022 called by the Requisitioning Shareholders and validated the meeting to be held December 15, 2022 called by the Issuer.

On September 26, 2022, contrary to its Chief Executive Officer’s affirmation to the Court described above that the Issuer did not anticipate any financing, the Issuer filed a registration statement on Form F-1 (the “Registration Statement”) with the SEC to offer and sell 10,000,000 newly issued Common Shares.

Based upon the events described above, on September 27, 2022, the Reporting Person, as a non-party, successfully sought standing as an Intervenor in the Requisitioning Shareholders’ pending motion to have the Court enjoin the share issuance proposed by the Issuer by means of the Registration Statement. The Reporting Person joined the Requisitioning Shareholders in arguing that the Court issue an interlocutory injunction prohibiting the Issuer from carrying out any share issuances out of the ordinary course of business, including the issuance proposed by means of the Registration Statement, until the annual shareholder meeting to be held December 15, 2022. The Court ordered an interim injunction prohibiting the Issuer from carrying out the share issuance pending the Court’s decision on the motion.

4

On September 29, 2022, the Court issued an order enjoining the Issuer from issuing any securities prior to October 27, 2022, the record date for the determination of the shareholders entitled to vote at the Company’s annual shareholder meeting to be held December 15, 2022.

On October 23, 2022, the Reporting Person entered into the Support and Voting Agreement with the Requisitioning Shareholders. Pursuant to the Support and Voting Agreement, the Reporting Person has agreed to coordinate its actions with the Requisitioning Shareholders with respect to their Common Shares and may be deemed to have formed a “group” pursuant to Rule 13d−5(b)(1) promulgated under the Exchange Act.

Subject to applicable law and regulations, and depending upon certain factors, including without limitation, the Support and Voting Agreement, the lock-up agreement described in Item 6 of this Statement, general market and investment conditions, the financial performance and strategic direction of the Issuer, and the trading prices of Common Shares that would make the purchase or sale of Common Shares desirable, the Reporting Person may, among other things, increase or decrease its position in the Issuer through the purchase or sale of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person deems advisable.

Other than as described in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any individuals listed in Appendix A attached hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a) through (j) of Schedule 13D, although the Reporting Person may, at any time and from time to time, review or reconsider its position, change its purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, the Reporting Person may suggest or take a position with respect to potential changes in the management, operations or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The Reporting Person holds 6,600,000 Common Shares of the Issuer. Based upon a total of 17,924,758 Common Shares outstanding as of September 23, 2022 as reported in the Registration Statement filed by the Issuer on September 26, 2022 with the SEC, the Reporting Person’s Common Shares represent 36.8% of the outstanding Common Shares of the Issuer.

In their statement on Schedule 13D filed on July 20, 2022 with the SEC, the Requisitioning Shareholders reported beneficially owning an aggregate of 971,791 Common Shares which, as of as of such September 23, 2022 date, represents 5.4% of the outstanding Common Shares of the Issuer.

As a result of the Support and Voting Agreement among the Reporting Person and the Requisitioning Shareholders and the deemed formation of a group thereby, such group collectively may be deemed to hold voting power with respect to an aggregate of 7,571,791 Common Shares, which, as of such September 23, 2022 date, represents 42.2% of the outstanding Common Shares of the Issuer. The Reporting Person disclaims beneficial ownership of Common Shares held by the Requisitioning Shareholders.

In accordance with the Support and Voting Agreement, the Reporting Person has agreed to (i) vote its Common Shares in favor of, and provide a proxy to the Requisitioning Shareholders in furtherance of, the Proposals, and (ii) not directly or indirectly transfer its Common Shares prior to a meeting of shareholders voting on the Proposals. Accordingly, the Reporting Person may be deemed to share voting power and dispositive power of all of its Common Shares with the Requisitioning Shareholders.

In addition, certain of the persons listed on Appendix A may be deemed to be the beneficially owner of Common Shares of the Issuer as set forth in the table immediately below.

Name	Number of Shares
Christopher Gerteisen	91,803
Louie Simens	226,249	*
Craig Bentley	5,000
Avi Geller	65,741

*	Consists of 1,200 restricted Common Shares, warrants for the purchase of 600 Common Shares exercisable within 60 days, and options for the purchase of 224,449 Common Shares exercisable within 60 days. Of such securities, options for the purchase of 84,449 Common Shares are held by Mr. Simens individually. The options have a weighted average exercise price of US$7.50 per share and expire on November 21, 2026. The remaining such securities are held by Benjamin Discretionary Trust. Mr. Simens is one of several beneficiaries of the Benjamin Discretionary Trust. He does not have voting or investment power over the securities held by it. His spouse is the sole director of the trust.

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Neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed on Appendix A has effected any transaction in Common Shares during the past sixty (60) days.

To the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the initial public offering of the Issuer, the Reporting Person agreed to lock up its holdings of Common Shares until May 17, 2022. However, in connection with the resale of 3,000,000 Common Shares by the Reporting Person pursuant to a Registration Statement on Form F-1 and a prospectus dated April 7, 2022, the Reporting Person agreed to amend such original lock up to extend the period of lock up until March 21, 2023. The terms of the lock-up agreement provide that, without the prior written consent of the representative of the underwriters in the April 7, 2022 offering and subject to certain exceptions, the Reporting Person will not directly or indirectly:

●	offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any of its Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares;

●	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of its Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, whether any such transaction is to be settled by delivery of Common Shares or such other securities, in cash or otherwise;

●	make any demand for or exercise any right with respect to the registration of any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; or

●	publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement relating to any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares.

On October 23, 2022, the Reporting Person and the Requisitioning Shareholders entered into the Support and Voting Agreement pursuant to which the Reporting Person agreed, among other things, to (i) vote its Common Shares in favor of, and provide a proxy to the Requisitioning Shareholders in furtherance of, the Proposals, (ii) not directly or indirectly transfer its Common Shares prior to a meeting of shareholders voting on the Proposals, and (iii) indemnify the Requisitioning Shareholders for 88.1% of any damages, costs and legal expenses that arise after the date of the Support and Voting Agreement. The Support and Voting Agreement shall terminate upon the earliest to occur of the written agreement of the Reporting Person and Requisitioning Shareholders, the effective time of the Proposals having been adopted or rejected by the shareholders of the Issuer at any meeting of shareholders, the withdrawal of the Requisition, or December 31, 2022.

The foregoing descriptions of the lock-up agreement, as amended, and the Support and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the Form of Lock-Up Agreement filed as Exhibit 99.1 to this Statement and the Support and Voting Agreement filed as Exhibit 99.2 to this Statement.

Except as described above, the Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1	Form of Lock-Up Agreement (included in Exhibit 1.1) (incorporated by reference to Exhibit 10.17 to Amendment No. 4 to the Issuer’s Registration Statement on Form F-1 (File No. 333-254755) filed on October 22, 2021)
99.2	Support and Voting Agreement dated October 23, 2022

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Nova Minerals Limited

October 25, 2022	By:	/s/ Christopher Gerteisen
	Name:	Christopher Gerteisen
	Title:	Chief Executive Officer

October 25, 2022	By:	/s/ Craig Bentley
	Name:	Craig Bentley
	Title:	Director of Finance and Compliance

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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APPENDIX A

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is a list of each executive officer and director of Nova Minerals Limited setting forth the citizenship, business address and present principal occupation or employment of each person.

Name and Business Address	Present Principal Occupation
Anna Ladd-Kruger, a citizen of Canada Suite 602, 566 St Kilda Road, Melbourne Victoria 3004 Australia	Non-Executive Director of Nova Minerals Limited

Christopher Gerteisen, a citizen of Australia and the United States Suite 602, 566 St Kilda Road, Melbourne Victoria 3004 Australia	Chief Executive Officer and Executive Director of Nova Minerals Limited

Louie Simens, a citizen of Australia Suite 602, 566 St Kilda Road, Melbourne Victoria 3004 Australia	Executive Director of Nova Minerals Limited

Craig Bentley, a citizen of New Zealand Suite 602, 566 St Kilda Road, Melbourne Victoria 3004 Australia	Executive Director of Finance and Compliance of Nova Minerals Limited

Rodrigo Capel Pasqua, a citizen of Australia Suite 602, 566 St Kilda Road, Melbourne Victoria 3004 Australia	Non-Executive Director of Nova Minerals Limited

Avi Geller, a citizen of the United States Suite 602, 566 St Kilda Road, Melbourne Victoria 3004 Australia	Non-Executive Director of Nova Minerals Limited; Chief Investment Officer of Leonite Capital LLC

Ian Pamensky, a citizen of Australia Suite 602, 566 St Kilda Road, Melbourne Victoria 3004 Australia	Company Secretary of Nova Minerals Limited

Michael Melamend, a citizen of Australia Suite 602, 566 St Kilda Road, Melbourne Victoria 3004 Australia	Chief Financial Officer of Nova Minerals Limited

A-1